Filed pursuant to Rule 424(b)(4)
                                                              File No. 333-36352

                                  May 15, 2000

                                 191,922 Shares

                                 MICROMUSE INC.

                                  Common Stock

                                -----------------

      INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" STARTING ON PAGE 4.

                                -----------------

      The selling stockholders listed on pages 14 and 15 are offering and selling 191,922 shares of our common stock under this prospectus.

      The selling stockholders may offer their Micromuse stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

      Our common stock is traded on The Nasdaq National Market under the symbol "MUSE." On May 12, 2000, the closing bid price of the common stock on The Nasdaq National Market was $78.25 per share.

                         ------------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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

                   The date of this Prospectus is May 15, 2000

                              -------------------

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Business of Micromuse Inc.                                                  3
Recent Developments                                                         3
Risk Factors                                                                4
Forward-Looking Statements                                                 13
Use of Proceeds                                                            13
Selling Stockholders                                                       14
Plan of Distribution                                                       16
Legal Matters                                                              16
Experts                                                                    16
Where You Can Find More Information                                        16

                            THE BUSINESS OF MICROMUSE

      Micromuse develops, markets and supports a family of scalable, highly configurable, rapidly deployable software solutions that enable fault and service level management -- the effective monitoring and management of multiple elements underlying an information technology infrastructure, including network devices, computing systems and applications, and the mapping of these elements to the business services they impact. Our Netcool(R) product suite collects, normalizes and consolidates high volumes of event information from heterogeneous network management environments into an active database that de-duplicates and correlates the resulting data in real-time, and then rapidly distributes graphical views of the information to operators and administrators responsible for monitoring service levels. Netcool's unique architecture allows for the rapid, programmer less association of devices and specific attributes of those devices to the business services they impact. This readily enables administrators to create and modify their service views during systems operations to monitor particular business services, rapidly identify which users are affected by which network faults, pinpoint sources of network problems, automate operator responses, facilitate problem resolution and report on the results. We market and distribute to customers through our own sales force, OEMs, value-added resellers and systems integrators. We have distribution agreements with Cisco Systems, CTC (Itochu), Datacraft, Ericsson Data Services, Lucent Technologies, N.E.T., Unisphere (Siemens), and Vanstar. As of September 30, 1999, we had over 440 customers operating in and serving a variety of industries. Customers include AirTouch, America Online, AT&T, BT, Cable &Wireless, Cellular One, Charles Schwab, Deutsche Telekom, GEIS, GTE, ICG Communications, ITC^DeltaCom, JC Penney, MCI Worldcom, MindSpring Enterprises and a number of financial investment concerns.

      Our principal executive offices are located at 139 Townsend Street, San Francisco, California 94107 and our telephone number is (415) 538-9090.

                         ------------------------------

      This Prospectus includes trademarks of Micromuse and other corporations.

                         ------------------------------

                              RECENT DEVELOPMENTS

      All share numbers herein reflect the 2 for 1 stock split (in the form of a stock dividend) of our common stock that occurred for stockholders of record on February 3, 2000. The shares resulting from the split have been distributed by our transfer agent.

                                  RISK FACTORS

      Because we have a limited operating history, it is difficult to predict our future operating results.

      Because we have a limited operating history, it is difficult to predict our future operating results. We first shipped our Netcool/OMNIbus product in January of 1995 and therefore have a limited operating history of developing and providing service level management software. Only recently has our software business been profitable and as of September 30, 1999 we had an accumulated deficit of $3.5 million. Our limited operating history and rapidly changing product development, installation, maintenance and market dynamics make the prediction of future results of operations difficult. Our prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive software industry. We intend to increase our operating expenses to hire experienced senior managers, develop new distribution channels, increase our sales and marketing efforts, implement and improve operational, financial and management information systems, broaden technical services and customer support capabilities, fund higher levels of research and development and expand administrative resources in anticipation of future growth. Our operating results will be harmed if these increased expenditures do not result in increased revenues.

      Our operating results may vary from quarter to quarter, causing our stock price to fluctuate.

      Our quarterly revenues and operating results fluctuate and are difficult to predict. It is possible that in some quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, or in the event adverse conditions prevail, or are perceived to prevail, with respect to our business generally, the market price of our common stock may decline significantly.

      We realize a significant portion of our license revenues in the last month of a quarter, frequently in the last weeks or even days of a quarter. As a result, license revenues in any quarter are difficult to forecast because it is substantially dependent on orders booked and shipped in that quarter. Moreover, our sales cycle, from initial evaluation to delivery of software, varies substantially from customer to customer. Further, we base our expense levels in part on forecasts of future orders and sales, which are extremely difficult to predict. A substantial portion of our operating expenses is related to personnel, facilities, and sales and marketing programs. The level of spending for such expenses cannot be adjusted quickly and is, therefore, relatively fixed in the short term. Accordingly, our operating results will be harmed if revenues fall below our expectations in a particular quarter. In addition, the number and timing of large individual sales has been difficult for us to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or deferral of one or more significant sales in a quarter could harm our operating results.

      Because of these fluctuations we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful or indicative of our future performance. A number of other factors are likely to cause these variations, including:

      o changes in the demand for our software products and services and the level of product and price competition that we encounter;

      o the timing of new hires and our ability to attract, retain and motivate qualified personnel, including changes in our sales incentives;

      o the mix of products and services sold, including the mix of sales to new and existing customers and through third-party distributors and our direct sales force;

      o changes in the mix of, and lack of demand from, distribution channels through which our products are sold;

      o the length of our sales cycles and the success of our new customer generation activities;

      o spending patterns and budgetary resources of our customers on network management software solutions;

      o product life-cycles and the timing of introductions or enhancements of products, or delays in the introductions or enhancements of our products and those of our competitors;

      o     market acceptance of new products;

      o     changes in the renewal rate of support agreements;

      o seasonal variation in revenues because a disproportionate amount of our annual revenues have historically been generated by sales of our products during our fourth fiscal quarter and this trend may or may not continue;

      o expansion of international operations, including gains and losses on the conversion to United States dollars of accounts receivable and accounts payable arising from international operations and the mix of international and domestic revenue;

      o     the extent of market consolidation; and

      o     software defects and other product quality problems.

      Failure to manage our growth may adversely affect our business.

      We have grown rapidly, adding customers, personnel and expanding the scope and geographic area of our operations. Our growth has resulted in new and increased responsibilities for our management personnel and has placed and will continue to place a significant strain upon our management and our operating and financial systems and resources. We have grown from 176 employees on September 30, 1998 to 321 employees on September 30, 1999 and currently plan to recruit more staff. Moreover, members of our management team, including the Chairman and Chief Executive Officer, President and Chief Financial Officer, Senior Vice President, Sales and Business Operations, Senior Vice President, General Counsel and Secretary and Senior Vice President, Human Resources have been in their current positions with us for a limited period of time.

      Failure to improve our infrastructure may adversely affect our business.

      We need to continue to implement and improve a variety of operational, financial and management information systems, procedures and controls. In particular, we need to improve our accounting and financial reporting systems, which currently require substantial management effort, and to successfully manage an increasing number of relationships with customers, suppliers and employees. These demands require the addition of new management personnel, and we are currently in the process of recruiting individuals to fill important management positions such as the Vice President, Marketing. Further, we need to continue to develop a U.S.-based financial and accounting system. Our business will be harmed if we are unable to recruit and retain these key personnel, if our current and future executive officers do not operate effectively, both independently and as a group, or if we fail to implement improved operational, financial and management systems.

      We need to continue to expand and improve the productivity of our sales force and our technical services and customer support organization.

      We need to continue to hire additional sales personnel. Based on our experience, such personnel are in high demand, are difficult to recruit and retain and require nine months, or longer, to become fully productive. Although we increased the size of our sales organization during fiscal 1999, we experienced difficulty in recruiting a sufficient number of qualified sales personnel during the period. Our business will be harmed if we are unable to recruit additional sales personnel or increase the productivity of our current sales personnel. Further, because of the recent expansion of the installed base of Netcool/OMNIbus and the release of our Netcool/Reporter, Netcool/Internet Service Monitors, Netcool/FireWall-1, Netcool/Fusion, Netcool/NTSM, and Netcool/Impact, the demands on our technical services and customer support resources have grown rapidly. We need to significantly expand our technical services and customer support organizations and similar third-party capabilities if we are to achieve significant additional revenue growth. Competition for additional qualified technical personnel to perform the required functions is intense and such personnel may not be available. If our technical services and customer support resources are insufficient to support our growth our business will be harmed.

      We need to continue to expand our distribution channels and retain our existing third-party distributors.

      We need to continue to develop relationships with leading network equipment and telecommunications providers and to expand our third-party channel of distribution. We are currently investing, and plan to continue to invest, significant resources to develop these relationships and channels of distribution, which could reduce our ability to generate profits. Third-party distributors accounted for approximately 34%, 26% and 11% of our total revenues in fiscal 1999, 1998 and 1997, respectively. Our business will be harmed if we are not able to attract additional distributors that market our products effectively. Further, many of our agreements with third-party distributors are nonexclusive, and many of the companies with which we have agreements also have similar agreements with our competitors or potential competitors. Our third-party distributors have significantly greater sales and marketing resources than we do, and their sales and marketing efforts may conflict with our direct sales efforts. In addition, although sales through third-party distributors result in reduced sales and marketing expense with respect to such sales, we sell our products to third-party distributors at reduced prices, resulting in lower gross margins on such third-party sales. We believe that our success in penetrating markets for our fault and service level management applications depends substantially on our ability to maintain our current distribution relationships, in particular, those with Cisco Systems, Lucent Technologies, Unisphere (Siemens) and others. Our business will be harmed if network equipment and telecommunications providers and distributors discontinue their relationships with us, compete directly with us or form additional competing arrangements with our competitors.

      We are dependent on the market for software designed for use with advanced communications services, and the size of this market is unproven.

      The market for our products is in an early stage of development and is very dynamic. Although the rapid expansion and increasing complexity of computer networks in recent years and the resulting emergence of service level agreements has increased the demand for fault and service level management software products, the awareness of and the need for such products is a recent development. Because the market for these products is only beginning to develop, it is difficult to assess the size of this market, the appropriate features and prices for products to address this market, the optimal distribution strategy and the competitive environment that will develop.

      We are substantially dependent upon telecommunications carriers and internet service providers continuing to purchase our products.

      Telecommunications carriers, including internet service providers, that deliver advanced communications services to their customers have accounted for approximately 79%, 68% and 58% of our total revenues in fiscal 1999, 1998 and 1997, respectively. In addition, these providers are the central focus of our sales strategy. If these customers cease to deploy advanced communications services for any reason, the market for our products will be harmed. Also, delays in the introduction of advanced services, such as network management outsourcing, or the failure of such services to gain widespread market acceptance or the decision of telecommunications carriers and other service providers not to use our products in the deployment of these services would harm our business.

      We face intense competition, including from larger competitors with greater resources than our own, which could result in our losing market share or experiencing a decline in gross margins.

      We face intense competition in our markets. As we enter new markets, we encounter additional, market-specific competitors. In addition, because the software market has relatively low barriers to entry, we are aware of new and potential entrants in portions of our market space. Increased competition is likely to result in price reductions and may result in reduced gross margins and loss of market share.

      Further, many of our competitors have longer operating histories and have significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than we do. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products or to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Existing competitors could also increase their market share by bundling products having functionality offered by our products with their current applications. Moreover, our current and potential competitors may increase their share of the fault and service level management market by strategic alliances and/or the acquisition of competing companies. In addition, network operating system vendors could introduce new or upgrade and extend existing operating systems or environments that include functionality offered by our products, which could render our products obsolete and unmarketable.

      Our current and prospective competitors offer a variety of solutions to address the fault and service level and enterprise network management markets and generally fall within the following five categories:

      o customer's internal design and development organizations that produce service level management and network management applications for their particular needs, in some cases using multiple instances of products from hardware and software vendors such as Sun Microsystems, Inc., Hewlett-Packard Company and Cabletron Systems, Inc.;

      o vendors of network and systems management frameworks including Computer Associates International, Inc. and International Business Machines Corporation;

      o vendors of network and systems management applications including Hewlett-Packard Company, BMC Software, Inc, Sun Microsystems, Inc. and International Business Machines Corporation;

      o     providers of specific market applications; and

      o systems integrators serving the telecommunications industry which primarily provide programming services to develop customer specific applications including TCSI Corporation (formerly Teknekron Communications Systems, Inc.) and Objective Systems Integrators, Inc.

      Many of our existing and potential customers and distributors continuously evaluate whether to design and develop their own network operations support and management applications or purchase them from outside vendors. Sometimes these customers internally design and develop their own software solutions for their particular needs and therefore may be reluctant to purchase products offered by independent vendors such as ours. As a result, we must continuously educate existing and prospective customers as to the advantages of our products versus internally developed network operations support and management applications.

      If we ship products that contain defects, the market acceptance or our products and our reputation will be harmed, and our customers could seek to recover their damages from us.

      If we ship products that contain defects, the market acceptance or our products and our reputation will be harmed, and our customers could seek to recover their damages from us. Complex software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite our extensive product testing, we have in the past released versions of Netcool/OMNIbus with defects and have discovered software errors in certain of our products after their introduction. For example, version 3.0 of Netcool/OMNIbus, released in 1996, had a number of material defects. Version 1.0 of Netcool/Reporter, released in 1998, had features and performance characteristics that limited market acceptance. A significant portion of our technical personnel resources were required to address these defects. Because of these defects, we could continue to experience delays in or failure of market acceptance of products, or damage to our reputation or relationships with our customers. Any defects and errors in new versions or enhancements of our products after commencement of commercial shipments would harm our business.

      In addition, because our products are used to monitor and address network problems and avoid failures of the network to support critical business functions, any design defects, software errors, misuse of our products, incorrect data from network elements or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. Our customers could seek to have us pay for these losses. Although we maintain product liability insurance, it may not be adequate. Further, although our license agreements with our customers typically contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith.

      The sales cycle for our software products is long, and the delay or failure to complete one or more large license transactions in a quarter could cause our operating results to fall below our expectations.

      The sales cycle for our software products is long, typically from approximately three to nine months, and our delay or failure to complete one or more large license transactions in a quarter could harm our operating results. Our software is generally used for division-wide or enterprise-wide, business-critical purposes and involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available enterprise software and require us to expend substantial time, effort and money educating them about the value of our solutions. Licensing of our software products often require an extensive sales effort throughout a customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional and geographic areas, each often having specific and conflicting requirements. A variety of factors, including actions by competitors and other factors over which we have little or no control, may cause potential customers to favor a particular supplier or to delay or forego a purchase.

      We depend on our key personnel, and the loss of any of our key personnel could harm our business.

      Our success is substantially dependent upon a limited number of key management, sales, product development, technical services and customer support personnel. The loss of the services of one or more of such key employees could harm our business. We do not generally have employment contracts with key personnel. In addition, will are dependent upon our continuing ability to attract, train and retain additional highly qualified management, sales, product development, technical services and customer support personnel. We have at times and continue to experience difficulty in recruiting qualified personnel. Because we face intense competition in our recruiting activities, we may be unable to attract and/or retain qualified personnel.

      We have acquired another business and we may make additional acquisitions in the future, which will complicate our management tasks and could result in substantial expenditures.

      We have acquired other businesses and we may make additional acquisitions in the future, which will complicate our management tasks and could result in substantial expenditures. For example, on November 2, 1999, we entered into an agreement to acquire Calvin Alexander Networking, Inc., a developer of network auto-discovery software. Because of these acquisitions, we will need to integrate distinct products, customers and corporate cultures into our own. These acquisitions create numerous risks for us, including:

      o     failure to successfully assimilate acquired operations and products;

      o     diversion of our management's attention from other matters;

      o     loss of key employees of acquired companies;

      o     substantial transaction costs; and

      o substantial additional costs charged to operations as a result of the failure to consummate a potential acquisition.

      Further, some of the products we acquire may require significant additional development before they can be marketed and may not generate revenue at levels we anticipate. Moreover, our future acquisitions, if any, may result in issuances of our equity securities which dilute our stockholders, the incurrence of debt, large one-time write-offs and creation of goodwill or other intangible assets that could result in amortization expense. It is possible that our efforts to consummate or integrate acquisitions will not be successful, which would harm our business.

      We have relied and expect to continue to rely on a limited number of products for a significant portion of our revenues.

      All of our revenues have been derived from licenses for our Netcool family of products and related maintenance, training and consulting services. We currently expect that Netcool/OMNIbus-related revenues will continue to account for a substantial percentage of our revenues beyond fiscal 2000 and for the foreseeable future thereafter. Although we've introduced Netcool/Reporter, Netcool/Internet Service Monitors, Netcool/FireWall-1, Netcool/Fusion, Netcool/NTSM, and Netcool/Impact, our future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of Netcool/OMNIbus, improvements to Netcool/OMNIbus and new and enhanced Netcool/OMNIbus applications. Our business will be harmed if Netcool/OMNIbus does not continue to achieve market acceptance or if we fail to develop and market improvements to Netcool/OMNIbus or new or enhanced products. The life cycles of Netcool/OMNIbus, including the Netcool/OMNIbus applications, are difficult to estimate due in large part to the recent emergence of many of our markets, the effect of future product enhancements and competition. A decline in the demand for Netcool/OMNIbus as a result of competition, technological change or other factors would harm our business.

      We have relied and expect to continue to rely on a limited number of customers for a significant portion of our revenues.

      We derive a significant portion of our revenues in any particular period from a limited number of customers. Although no one customer accounted for more than 10% of revenues in fiscal 1999, entities affiliated with MCI/WorldCom accounted for 10% and 18% of our total revenue in fiscal 1998 and 1997, respectively. We expect to continue to derive a significant portion of our revenues from a limited number of customers in the future. If a significant customer, or group of customers, cancels or delays orders for our products, or does not continue to purchase our products at or above historical levels, our business will be harmed. For example, pre-existing customers may be part of, or become part of, large organizations that standardize using a competitive product. The terms of our agreements with our customers typically contain a one-time license fee and a prepayment of one year of maintenance fees. The maintenance agreement is renewable annually at the option of the customer and there are no minimum payment obligations or obligations to license additional software. Therefore, we generally do not have long-term customer contracts upon which we can rely for future revenues.

      Our international sales and operations expose us to currency fluctuation risks and other inherent risks.

      We license our products in foreign countries. In addition, we maintain a significant portion of our operations, including the bulk of our software development operations, in the United Kingdom. Fluctuations in the value of these currencies relative to the United States dollar have adversely impacted our results in the past and may do so in the future. These fluctuations can cause our prices to not be competitive or raise our expenses and reduce our profitability. License, maintenance and service revenues outside of the United States accounted for 29%, 39% and 48% of our total revenues in fiscal 1999, 1998 and 1997, respectively. We expect that international license, maintenance and consulting revenues will continue to account for a significant portion of our total revenues in the future. We pay the expenses of our international operations in local currencies and do not currently engage in hedging transactions with respect to such obligations.

      Our international operations and revenues involve a number of other inherent risks, including:

      o longer receivables collection periods and greater difficulty in accounts receivable collection;

      o     difficulty in staffing and managing foreign operations;

      o     an even lengthier sales cycle than with domestic customers;

      o the impact of possible recessionary environments in economies outside the United States;

      o sales in Europe and certain other parts of the world generally are adversely affected in the quarter ending September 30, as many customers reduce their business activities during the summer months. If our international sales become a greater component of total revenue, these seasonal factors may have a more pronounced effect on our operating results; and

      o changes in regulatory requirements, including a slowdown in the rate of privatization of telecommunications service providers, reduced protection for intellectual property rights in some countries and tariffs and other trade barriers.

      We intend to enter into additional international markets and to continue to expand our operations outside of the United States by expanding our direct sales force and pursuing additional strategic relationships. Such expansion will require significant management attention and expenditure of significant financial resources and could adversely affect our ability to generate profits. If we are unable to establish additional foreign operations in a timely manner, our growth in international sales will be limited, and our business could be harmed.

      Rapid technological change, including evolving industry standards and regulations and new product introductions by our competitors, could render our products obsolete.

      Rapid technological change, including evolving industry standards and regulations and new product introductions by our competitors, could render our products obsolete. As a result, the life cycles of our products are difficult to estimate and we must constantly develop, market and sell new and enhanced products. If we fail to do so, our business will be harmed. For example, the widespread adoption of new or different standards for managing telecommunications networks would force us to adapt our products to such standard, which we may be unable to do on a timely basis or at all. In addition, to the extent that any product upgrade or enhancement requires extensive installation and configuration, current customers may postpone or forgo the purchase of new versions of our products. Further, the introduction or announcement of new product offerings by us or one or more of our competitors may cause our customers to defer licensing of our existing products.

      Our products operate on third-party software platforms, and we could lose market share if our products do not operate on the hardware and software operating platforms employed by our customers.

      Our products operate on third-party software platforms and we could lose market share if our products do not operate on the hardware and software operating platforms employed by our customers. Our products are designed to operate on a variety of hardware and software platforms employed by our customers in their networks. We must continually modify and enhance our products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by systems vendors, particularly Sun Microsystems, Inc., International Business Machines Corporation, Hewlett-Packard Company, Cabletron Systems, Inc. and Cisco Systems, Inc. and by vendors of relational database software, particularly Oracle Corporation and Sybase, Inc., could harm our business. For example, we are modifying certain of our products to operate with the Linux operating system.

      Our efforts to protect our intellectual property may not be adequate, or a third-party could claim that we are infringing its proprietary rights.

      We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use or our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information or intellectual property, our business could be harmed. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so as our international operations expand, the risk that we will fail to adequately protect our intellectual property increases. Further, while we believe that our products and trademarks do not infringe upon the proprietary rights of third parties, other parties may assert that our products infringe, or may infringe, their proprietary rights. Any such claims, with or without merit could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

      We rely on software that we have licensed from third-party developers to perform key functions in our products.

      We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. We could lose the right to use this software or it could be made available to us only on commercially unreasonable terms. Although we believe that alternative software is available from other third-party suppliers, the loss of or inability to maintain any of these software licenses or the inability of the third parties to enhance in a timely and cost-effective manner their products in response to changing customer needs, industry standards or technological developments could result in delays or reductions in product shipments by us until equivalent software could be developed internally or identified, licensed and integrated, which would harm our business.

      Our stock price is volatile.

      The market price of our common stock has been and is likely to continue to be highly volatile. The market price may vary in response to many factors, some of which are outside our control, including:

      o     actual or anticipated fluctuations in our operating results;

      o announcements of technological innovations, new products or new contracts by us or our competitors;

      o     developments with respect to copyrights or proprietary rights;

      o adoption of new accounting standards affecting the software industry; and

      o     general market conditions and other factors.

      In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stock of technology companies. These types of broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of our management's attention and resources that could harm our business.

      General economic and market conditions may impair our business.

      Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. Our operation may in the future experience substantial fluctuations as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Although we have a diverse client base, we target certain market segments. Therefore, any economic downturns in general or in the targeted segments in particular would harm our business.

      We have various mechanisms in place to discourage takeover attempts.

      Certain provisions of our certificate of incorporation and bylaws and certain provisions of Delaware law could delay or make difficult a change in control of Micromuse that a stockholder may consider favorable. The provisions include:

      o "blank check: preferred stock that could be used by our board of directors to increase the number of outstanding shares and thwart a takeover attempt; and

      o a classified board of directors with staggered, two-year, terms, which may lengthen the time required to gain control of the board of

      In addition, Section 203 of the General Corporation Law of the State of Delaware, which is applicable to us, and our stock incentive plans, may discourage, delay or prevent a change of control of Micromuse.

      Year 2000 and Euro conversion issues could impair our business.

      We have designed and tested our products to be Year 2000 compliant. Our evaluation of Year 2000-related risks and corrective actions in connection with such third-party applications, internally developed products and local operating systems is largely completed but will be ongoing. Any undetected errors or defects associated with Year 2000 date functions could result in material costs to us. In addition, certain components of our products process timestamp information from third-party applications or local operating systems. If such third-party applications or local operating systems are not Year 2000 compliant, our products that process such timestamp information may not be Year 2000 compliant.

      In our standard license agreements, we provide certain warranties to licensees that our software routines and programs are Year 2000 compliant. If any of our licensees experience Year 2000 problems, such licensees could assert claims for damages against us. Any such claims or litigation could result in substantial costs and diversion of our resources even if ultimately decided in our favor. Because of the unprecedented nature of such litigation, it is uncertain to what extent we may be affected by it. Based on work done to date and our best estimates, we have not incurred material costs and do not expect to incur future material costs in addressing the Year 2000 issue in our systems and products.

      Our Year 2000 internal readiness program primarily covers: information technology-based office facilities, data and voice communications, building management and security systems, taking inventory of hardware, software and embedded systems, assessing business and customer satisfaction risks associated with such systems, creating action plans to address known risks, executing and monitoring action plans, and contingency planning. Although we do not currently believe that we will experience material disruptions in our business associated with preparing our internal systems for the Year 2000, there can be no assurances that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems, which are composed of third-party software, third-party hardware that contains embedded software and our own software products. The most reasonably likely worst case scenarios would include: (i) corruption of data contained in our internal information systems,
(ii) hardware failure and (iii) the failure of infrastructure services provided by government agencies and other third parties (e.g., electricity, phone service, water transport, internet services, etc.). Contingency plans to include, among other things, manual "work-arounds" for software and hardware failures, as well as substitution of systems, if necessary.

      Various European countries introduced a single currency (known as the Euro) in January 1999. We have conducted a review of our internal information systems to identify the systems that could be affected by such Year 2000 and Euro conversion requirements. Further, to accommodate our recent growth, we will be required to continue to implement and improve a variety of operational, financial and management information systems, procedures and controls on a timely basis. In particular, we will be required to improve our accounting and financial reporting systems, which currently require substantial management effort and will be required to implement a U.S.-based financial and accounting system.

                          FORWARD - LOOKING STATEMENTS

      This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. Statements contained in this prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the 1934 Act, including statements regarding the Micromuse's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Micromuse on the date hereof, and Micromuse assumes no obligation to update any such forward-looking statements. Micromuse's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under "Risk Factors." You should carefully consider the risks described in the "Risk Factors" section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.

                                 USE OF PROCEEDS

      All net proceeds from the sale of Micromuse common stock will go to the stockholders who offer and sell their shares. Accordingly, Micromuse will not receive any proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

      The following table presents selected information, as of December 28, 1999, regarding the number of shares of common stock owned by the selling stockholders and as adjusted to give effect to the sales of the shares of common stock being sold in this offering. Because the selling stockholders are not obligated to sell the shares of common stock, and selling stockholders may also acquire publicly traded shares of our common stock, we cannot know how many shares each selling stockholder will beneficially own after this offering. Therefore, the number of shares listed in the column entitled shares beneficially owned after offering reflects only the current share ownership of the selling stockholders. We may update or supplement this prospectus from time to time to update this information. These shares are being registered to permit public secondary trading of the shares and the selling stockholders may offer these shares for resale from time to time. For a discussion regarding their resale, please see "Plan of Distribution."

      The shares being offered by the selling stockholders were acquired from us in private placement transactions effected on December 28, 1999. The shares were issued under the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act. Each of the selling stockholders represented to us that it was acquiring the shares for investment and with no present intention of distributing the shares.

      34,052 shares of out of the 191,922 shares covered by this prospectus are being registered pursuant to this Form S-3 registration statement. The remainder of the shares - 157,870 shares in total - were previously registered pursuant to Form S-3 registration statement number 333-95939. This prospectus is a combined prospectus pursuant to Rule 429.

      The number of shares set forth opposite each selling stockholder's name on the table below under the heading "Shares Beneficially Owned Before the Offering" is as of December 28, 1999 and does not reflect any subsequent sales of such shares pursuant to this Registration Statement or pursuant to Form S-3 registration statement number 333-95939.

                                      Shares Beneficially                 Shares Beneficially
                                        Owned Before the                    Owned After the
                                           Offering                            Offering
Name and Address of Selling           --------------------                --------------------
Stockholders                          Number    Percent(1)  Offered       Number    Percent(1)
---------------------------           ------    ----------  -------       ------    ----------
Edmond Baydian                        11,702        *        8,192        3,510         *
40-31 216 St
Bayside, NY 11361

Erick Berg                            2,924         *        2,047          877         *
1558 Unionport Rd
Bronx, NY 10462

Rachel Burnett                        8,228         *        1,644        6,584         *
700 E. 84th Street, Apt. 39B
New York, NY 10028

Andrew Burton                         2,194         *          438        1,756         *
355 South End Ave., #21P
New York, NY 10280

Colrain Associates                    3,510         *          702        2,808         *
c/o Bruce Rabb
919 Third Avenue, 40th Floor
New York, NY 10022

John Devine                           8,228         *        1,644        6,584         *
59 Eaton Square
London SWIW9BG U.K

Sheldon Epstein                       8,776         *        1,754        7,022         *
3 Timothy Lane
Englewood, NJ 07631

Norma Finkel                         31,450         *       22,015        9,435         *
330 W. 56th St., - Apt. 24D
New York, NY 10019

Adam Forbes                         348,404      1.04%     58,430       289,974         *
150 East 18th St
New York, NY 10003

Angus Forbes                          8,776         *        6,143        2,633         *
81 Washington St., #2A
Brooklyn, NY 11201

Joseph Isler                          2,924         *        2,047          877         *
69 W. 9th St., Apt. 11A
New York, NY 10011

Alan Matthews                         8,228         *        1,644        6,584         *
15 Gralynn Rd
Newton, MA 02459

Steve Mumby                           6,582         *        1,316        5,266         *
430 West 24th St., #7B
New York, NY 10011

Rabb Family Partners                  3,070         *          614        2,456         *
580 West End Avenue
New York, NY 10024-1723

Barry Reynolds                        2,194         *          438        1,756         *
131 Grove St
Wellesley, MA 02482

Sergius Vonschischkoff                1,462         *        1,023          439         *
14-49 Lombardy Blvd
Bayshore, NY 11706-4045

Nathan Wildgrube                      2,924         *        2,047          877         *
440 E. 6th St., #4E
New York, NY 10009

Michael Wood                        348,404      1.04%      58,430      289,974        *
26-56 30th St., #1F
Long Island City, NY 11102

Allan Woolway                        29,256         *       20,478        8,778         *
7 Louis Court
Edison, NJ 08820

Yair Yaish                            6,582         *          876        5,706         *
400 Central Park West, Apt. 4X
New York, NY 10025

--------------------------------------------------------------------------------
*     Represents less than 1%.

(1) Based on 16,373,531 shares of common stock outstanding as of December 28, 1999.

                              PLAN OF DISTRIBUTION

      The shares offered hereby may be sold by the selling stockholders at various times in one or more of the following transactions:

      o     In the over-the-counter market;

      o     On The Nasdaq National Market;

      o     In privately negotiated transactions; or

      o     In a combination of any of the above transactions.

      The selling stockholders may sell their shares at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

      The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

      For the purposes of this prospectus, the term "selling stockholders" shall include donees, pledgees and other assignees selling shares received from a selling stockholder named herein as well as any donees, pledgees and other assignees selling shares received from such donees, pledgees or assignees.

                                  LEGAL MATTERS

      The legality of the securities offered hereby will be passed upon for Micromuse by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                     EXPERTS

      The consolidated balance sheets of Micromuse as of September 30, 1999, and 1998 and the consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 1999 have been incorporated by reference herein in reliance on the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

      1. Annual Report on Form 10-K for the year ended September 30, 1999, filed on December 28, 1999;

      2. Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, filed on February 15, 2000; and

      3. The description of Micromuse capital stock contained in it's registration statement on Form 8-A, dated February 12, 1998, including any amendment or report updating such description.

      You may request a copy of these filings, at no cost, by calling us at
(415) 538-9090 or by writing to us at the following address:

                                 Micromuse Inc.
                               139 Townsend Street
                             San Francisco, CA 94107
                             Attn: Investors Center

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 191,922 Shares

                                 MICROMUSE INC.

                                  Common Stock

                                  -------------

                                  May 15, 2000